Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

IMV to Provide Updated Clinical Data at 2019 ASCO Annual Meeting on
Lead Candidate DPX-Survivac in Ovarian Cancer and Other Solid Tumors

Dartmouth, Nova Scotia; April 18, 2019 – IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical stage immuno-oncology corporation, today announced that two of its abstracts have been accepted for presentation at the upcoming 2019 American Society of Clinical Oncology (ASCO) Annual Meeting, which takes place May 31 – June 4 in Chicago, IL.

“Despite advances in other cancer treatment regimens, ovarian cancer remains a particularly difficult-to-treat disease, and one that represents one of the most underserved areas of the treatment landscape,” said Frederic Ors, Chief Executive Officer at IMV. “Our presentations at ASCO will allow us to update this important scientific audience on the potential of DPX-Survivac monotherapy and on the progress we have made since our groundbreaking ASCO 2018 presentation.”

Presentation details are as follows:

Poster Title: “DPX-Survivac and intermittent low-dose cyclophosphamide (CPA) with or without epacadostat (E) in the treatment of subjects with advanced recurrent epithelial ovarian cancer (DdCidE1 trial): T cell responses and tumor infiltration correlate with tumor regression.”
Abstract Number: 5576
Session Title: Gynecologic Cancer
Date and Time: June 1, 2019, 1:15 – 4:15 p.m. CT

Poster Title: “Early response assessment through multiparametric MRI based endpoints in a phase II multicenter study evaluating the efficacy of DPX-Survivac, intermittent low dose cyclophosphamide (CPA) and pembrolizumab combination study in subjects with solid tumors.”
Abstract Number: e14245
Session Title: online publication only on May 15, 2019, 5:00 p.m. ET

ASCO will publish the official abstracts on its meeting website in advance of the ASCO Annual Meeting at 5:00 p.m. ET on May 15. The cut-off date for inclusion of data in the abstract was February 12, 2019. The final conference presentation will include additional data collected between the abstract submission cutoff and the presentation itself.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of immunotherapies based on the Company’s proprietary drug delivery platform. This patented technology leverages a novel mechanism of action that enables the programming of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a target: survivin. IMV is currently assessing DPX-Survivac as a monotherapy in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. Connect at www.imv-inc.com.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the FDA potentially granting accelerated regulatory approval of DPX-Survivac. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful design and completion of clinical trials and the receipt and timely receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

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SOURCE: IMV Inc.

Contacts for IMV:

MEDIA
Andrea Cohen, Sam Brown Inc.
O: (917) 209-7163 E: andreacohen@sambrown.com

INVESTOR RELATIONS
Marc Jasmin, IMV Senior Director, Investor Relations and Communications

O: (902) 492-1819 ext: 1042
M: (514) 917-9481 E: mjasmin@imv-inc.com